UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (DECEMBER 13, 2001)

                                DIVERSINET CORP.

     -----------------------------------------------------------------------
                              (Name of Registrant)

         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

1.   Press Release

2.   Quarter ended October 31, 2001

3. Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended October 31, 2001


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F    X      Form 40-F
          -------             -------

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
YES        NO  XXX
    ---        ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized


                                    DIVERSINET CORP. - SEC FILE NO.0-23304
                                    --------------------------------------
                                                (REGISTRANT)



DATE: DECEMBER 13, 2001             BY:  /s/  RICHARD PALMER
                                         ------------------------------------
                                         RICHARD PALMER, VICE PRESIDENT & CFO

                                   DIVERSINET


# OF SHARES ISSUED AND OUTSTANDING
26,413,876

FOR IMMEDIATE RELEASE:

                           DIVERSINET CORP. ANNOUNCES
                       FOURTH QUARTER FISCAL 2001 RESULTS


TORONTO, CANADA - DECEMBER 12, 2001 - Diversinet Corp. (NASDAQ Small Cap: DVNT), a leading provider of m-commerce security infrastructure solutions, today announced its fourth quarter fiscal 2001 results.

On October 8, 2001, Diversinet achieved a significant milestone in its development when Hongkong Post, using Diversinet's security technology solutions, launched the world's first Certificate Authority service offering wireless digital certificates for community-wide use.

In addition to the launch of the Hongkong Post's new Mobile e-Cert service, during the fourth quarter Diversinet signed a number of agreements with application developers and application solution providers in the Hong Kong market. These companies have been developing secure wireless stock trading and gaming applications for the Hong Kong market.

The Asia-Pacific region represents a significant growth opportunity for the Company. The progress in the Hong Kong market will serve as a model for future development in the region.

Also during the quarter, Diversinet was selected through a competitive tender process by a group representing operators, to be the prime contractor to develop a secure wireless digital certificate solution for the next generation of WAP-enabled phones. Next-generation WAP phones are expected to begin shipping in volume in the spring of 2002. The association, comprised of representatives from these operators, has a mandate to ensure that maximum benefit can be achieved from these new devices.

During the quarter, the Company also completed a restructuring, reducing cash requirements for future operations. The cost reduction measures were taken as a result of the Company's decision to focus its activities primarily on the fast growing Asian and European wireless markets. This initiative will allow the Company to save approximately $6 million in costs on an annualized basis, while ensuring resources are in place for continued growth.

The Company recorded revenues of $276,000 in the three months ended October 31, 2001, compared to $1,143,000, in the same period in the prior year. The net loss for the three months ended October 31, 2001 was $3,404,000, or $(0.13) per share, compared to a net loss for the same quarter in fiscal 2000 of $3,795,000, or $(0.16) per share.

For the twelve months ended October 31, 2001, Diversinet reported revenue of $1,221,000 compared to revenue of $2,636,000, for the twelve months ended October 31, 2000. The Company reported a net loss of $18,900,000, or $(0.72) per share, for the twelve months ended October 31, 2001, compared to a net loss of

$15,027,000, or $(0.64) per share, for the same period last year. The increased net loss in fiscal 2001 is attributable to reduced revenue and increased operating costs compared to the prior year.

The Company had $6,150,000 in cash and short-term investments as of October 31, 2001. Cash resources consumed in the quarter, including expenditures related to the Company's activities, amounted to $3,882,000, in line with Management's expectations. Management is continuing with its cash preservation initiatives implemented in the fourth quarter of fiscal 2001. Commencing in the first quarter of fiscal 2002, the Company expects cash requirements, including capital expenditures, to decline to approximately 70% of the amount required in the fourth quarter of fiscal 2001. However, the Company anticipates the need for additional future financing to support its continued growth and development.

"The Company has made significant progress in the Asia-Pacific region, creating a strong initial base in the Hong Kong market," said Nagy Moustafa, President & CEO of Diversinet. "As the market develops, it will serve as a model for future expansion of the Company's operations. The agreements we secured in the fourth quarter underscore our leadership in the Hong Kong market and our commitment to the Asian market to develop security for mobile commerce services."

During the fourth quarter of fiscal 2001, the Company furthered activities in the North American and European markets, entering into agreements with application developers for the development of secure wireless financial and gaming applications. The Company is also continuing to work closely with e-Scotia on the implementation of the Company's security solutions in the e-Scotia environment.

Furthering its technological lead and broad device coverage, Diversinet introduced a second wireless security offering for the Microsoft Windows Powered Pocket PC platform. Diversinet's new Passport Mobile Client for Microsoft Pocket Internet Explorer browser software provides security for web-based Pocket PC applications, enabling users to securely connect and use digital signatures and encryption with Web-enabled applications. Diversinet was invited by Microsoft to showcase this new solution at the October 4, 2001, Pocket PC 2002 Launch.

The Company is in an early stage in an emerging market and its present revenues are predominantly from license sales and related Professional Services and software products revenue. Accordingly, the Company's revenues can fluctuate widely from one period to the next, and results from one period may not be indicative of future prospects.

INVESTOR TELECONFERENCE CALL

Diversinet's executive team will hold a conference call Thursday, December 13, 2001 at 8:30 a.m. Eastern Time to discuss fourth quarter fiscal 2001 results. Interested parties should contact Sandra Lemaitre, Diversinet Corp., at 416-756-2324, ext.324 for the dial-in-number and are encouraged to listen to the live call from the home page and investor relation's portion of the Company's Web site: http://www.diversinet.com. In order to hear this conference call on
          -------------------------
the website, your computer must be appropriately configured. The webcast will be available for 90 days.

ABOUT DIVERSINET CORP.
Diversinet is a leading developer of advanced wireless security software, enabling mobile e-commerce (m-commerce) services with its wireless security infrastructure solutions. Diversinet's client/server security software facilitates digital signatures, authentication and encryption with PKI products specifically designed to perform optimally in wireless environments and devices. In October of 2001, Diversinet enabled the launch of the first public Certification Authority in the world to offer mobile individual and business digital certificates for consumer use. For more information on Diversinet, visit the company's web site at www.diversinet.com.
                          ------------------

                                       ###

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.


FOR INQUIRIES
Diversinet Corp.
Sandra Lemaitre
Tel: (416) 756-2324, ext.324
Email: pr@dvnet.com

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DIVERSINET CORP.


                        For the Three and Twelve Months Ended October 31, 2001 (Unaudited)

DIVERSINET CORP.

                           CONSOLIDATED BALANCE SHEETS
                              [in Canadian dollars]

As at October 31, 2001


                                               2001          2000
                                                  $             $
------------------------------------------------------------------

ASSETS
CURRENT
Cash and cash equivalents                 3,061,844    23,192,586
Short term investments                    3,087,680             -
Trade receivable                            274,521     1,657,748
Other receivable                             99,469       154,644
Prepaid expenses                            596,105       567,470
------------------------------------------------------------------
TOTAL CURRENT ASSETS                      7,119,619    25,572,448
------------------------------------------------------------------
Capital assets, net                       2,496,738     1,855,966
Purchased technology, net                         -       723,975
Deferred development costs, net                   -       618,726
------------------------------------------------------------------
                                          9,616,357    28,771,115
------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable                          1,191,117       420,140
Accrued liabilities                       2,329,269     3,421,380
Deferred revenue                             43,843        83,336
------------------------------------------------------------------
TOTAL LIABILITIES                         3,564,229     3,924,856
------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                            53,992,992    53,887,264
Contributed surplus                          97,500        97,500
Deficit                                 (48,038,364)  (29,138,505)
------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                6,052,128    24,846,259
------------------------------------------------------------------
                                          9,616,357    28,771,115
==================================================================

DIVERSINET CORP.

                           CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                      [in Canadian dollars]

Three and twelve months ended October 31, 2001
(Unaudited)

                                          THREE MONTHS OCTOBER 31       TWELVE MONTHS OCTOBER 31
                                             2001            2000            2001           2000
                                                $               $               $              $
------------------------------------------------------------------  ----------------------------
REVENUE                                   276,217       1,143,023       1,220,981     2,636,180
------------------------------------------------------------------  ----------------------------

EXPENSES
Research and development                1,318,521       2,141,046       6,906,566     5,888,028
Sales and marketing                       671,981       1,356,545       7,256,432     5,435,378
General and administrative                660,084         990,589       4,029,236     4,185,431
Depreciation and amortization             318,607         612,846       1,888,147     2,603,589
Severance costs                           730,000               -         730,000             -
------------------------------------------------------------------  ----------------------------
                                        3,699,193       5,101,026      20,810,381    18,112,426
------------------------------------------------------------------  ----------------------------
Loss before the following              (3,422,976)     (3,958,003)    (19,589,400)  (15,476,246)
Interest income, net                      (18,948)       (412,848)       (689,541)     (699,038)
==================================================================  ============================
Loss from continued operations         (3,404,028)     (3,545,155)    (18,899,859)  (14,777,208)
Loss from discontinued operations               -        (250,000)       (250,000)
==================================================================  ============================
Loss for the period                    (3,404,028)     (3,795,155)    (18,899,859)  (15,027,208)
==================================================================  ============================

==================================================================  ============================
LOSS PER SHARE                              (0.13)          (0.16)          (0.72)        (0.64)
==================================================================  ============================

WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING              26,413,876      23,717,762      26,376,480    23,534,438
==================================================================  ============================


DEFICIT, BEGINNING OF PERIOD          (44,634,336)    (25,343,350)    (29,138,505)  (14,111,297)
Loss for the period                    (3,404,028)     (3,795,155)    (18,899,859)  (15,027,208)
------------------------------------------------------------------  ----------------------------
DEFICIT, END OF PERIOD                (48,038,364)    (29,138,505)    (48,038,364)  (29,138,505)
==================================================================  ============================

DIVERSINET CORP.

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             [in Canadian dollars]

Three and twelve months ended October 31, 2001
(Unaudited)

                                                          THREE MONTHS OCTOBER 31     TWELVE MONTHS OCTOBER 31
                                                              2001          2000            2001          2000
                                                                 $             $               $
---------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the period                                     (3,404,028)   (3,545,155)    (18,899,859)  (14,777,208)
Add (deduct) items not requiring an outlay of cash:
  Depreciation and amortization                            318,607       612,846       1,888,147     2,603,589
  Foreign exchange gain on debenture                                                                   (78,864)
  Interest on debenture                                                                                  4,833
  Changes in non-cash working capital
    items related to operations:
  Accounts receivable and other receivables                   (610)   (1,064,048)      1,438,402    (1,624,543)
  Prepaid expenses                                          13,477      (103,793)        (28,635)     (375,698)
  Accounts payable and accrued liabilities                (330,866)     (529,514)       (321,134)      894,377
  Deferred Revenue                                          15,803       136,259         (39,493)      232,100
---------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                       (3,387,617)   (4,493,405)    (15,962,572)  (13,121,414)
===============================================================================================================

FINANCING ACTIVITIES
  Issue of common shares, common share
    purchase options and warrants for cash                             3,834,355         105,728    30,674,246
---------------------------------------------------------------------------------------------------------------
  CASH PROVIDED BY FINANCING ACTIVITIES                          -     3,834,355         105,728    30,674,246
===============================================================================================================

INVESTING ACTIVITIES
  Short term investments                                (3,087,680)                   (3,087,680)
  Additions to capital assets                             (494,149)     (538,516)     (1,186,218)   (1,763,658)
---------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                       (3,581,829)     (538,516)     (4,273,898)   (1,763,658)
---------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS DURING THE PERIOD                       (6,969,446)   (1,197,566)    (20,130,742)   15,789,174
CASH AND CASH EQUIVALENTS,
    BEGINNING OF THE PERIOD                             10,031,290    24,390,152      23,192,586     7,403,412
===============================================================================================================
CASH AND CASH EQUIVALENTS,
  END OF THE PERIOD                                      3,061,844    23,192,586       3,061,844    23,192,586
===============================================================================================================

                                DIVERSINET CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)
                     (Amounts expressed in Canadian dollars)
                 Three and twelve months ended October 31, 2001

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets security software products, utilizing public-key infrastructure technology, for wireless mobile e-commerce applications, such as banking, stock trading, gaming and health care.

1.  BASIS OF PRESENTATION:

In the opinion of management, the unaudited consolidated financial statements of the Company have been prepared on a consistent basis with the October 31, 2000 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at October 31, 2001 and the results of operations and cash flows for the three and twelve months ended October 31, 2001 in accordance with Canadian generally accepted accounting principles (GAAP).
The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended October 31, 2000.

2.  FUTURE OPERATIONS:

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events exist that cast doubt on the Company's ability to continue as a going concern.

The company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flow from operating activities . There can be no assurance that the Company will be successful in obtaining additional financing.

Should the Company be unable to generate positive cash flow from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.  ASIAN OPERATIONS:

On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company's Asian activities. Each party holds a 50% interest in the joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenues and expenses.

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture:

                                                           OCTOBER 31
                                                                 2001
                                                                    $
======================================================================

Accounts receivable                                             9,622
Fixed assets                                                  523,138
----------------------------------------------------------------------
Total assets                                                  532,760
======================================================================

======================================================================
Accounts payable                                              600,649
Accrued liabilities                                            14,378
----------------------------------------------------------------------
Total liabilities                                             615,027
======================================================================

Expenses                                                     (483,472)
----------------------------------------------------------------------

Loss                                                         (483,472)
======================================================================

Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Interests in joint ventures are generally accounted for on the equity basis under United States GAAP. The use of proportionate consolidation affects certain assets, liabilities, revenues and expense accounts as well as cash flow from operations, compared to those amounts that would be reported under United States GAAP, however there is no impact on loss for the period or shareholders' equity. Under United States GAAP, total revenue would have been $276,217 for the three months and $1,420,914 for the twelve months ended October 31, 2001. The increased revenue under the equity method is the result of sales by the Company to the joint venture that are eliminated when using the proportionate consolidation method required under Canadian GAAP.

During fiscal 2001, the Company recognized revenue of $199,925 from sales to the joint venture. As at October 31, 2001, the Company had contributed approximately $401,000 into the joint venture. The Company has to date committed to contribute an additional $615,000 to the joint venture for the Company's proportionate share of the joint venture requirements. This amount is expected to be contributed within the next six months.

4.  SEGMENTED INFORMATION:

The Company operates in a single reportable operating segment, that being the sale of security software and related services. For all periods reported, significantly all the assets related to the Company's operations were located in Canada. In the three months ended October 31, 2001, a significant proportion of revenue, defined as customers comprising 10% or more of total revenue, was generated from two customers. In the three months ended October 31, 2000, three customers each contributed in excess of 10% of total revenue for this period, although none were the same customers as in the three months ended October 31, 2001. In the twelve months ended October 31, 2001, three customers each accounted for greater than 10% of revenue. In the twelve months ended October 31, 2000, there were two significant customers although none were the same customers as in the twelve months ended October 31, 2001.

Revenue is attributable to geographic location based on the location of the customer, as follows:

                                  THREE MONTHS           TWELVE MONTHS
                                   OCTOBER 31              OCTOBER 31
                                2001        2000        2001       2000
                                   $           $           $          $
=======================================================================
Sales
        United States         21,794     504,473     294,650  1,464,630
        Asia                  31,100                 668,880
        Canada               186,083                 213,295    308,000
        Other                 37,240     638,550      44,156    863,550
-----------------------------------------------------------------------
                             276,217   1,143,023   1,220,981  2,636,180
=======================================================================

5.  As at October 31, 2001, the following were outstanding:
Number of common shares
                                                             26,413,876
Number of common share options outstanding under the
Company's stock option plan                                   3,674,256

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - QUARTER AND YEAR ENDED OCTOBER 31, 2001

Operating Results
-----------------

The Company recorded revenues of $276,000 in the three months ended October 31, 2001, compared to $1,143,000, in the same period in the prior year. The net loss for the three months ended October 31, 2001 was $3,404,000 compared to a net loss for the same quarter in fiscal 2000 of $3,795,000. The Company reported a net loss of $18,900,000, for the twelve months ended October 31, 2001, compared to a net loss of $15,027,000, for the same period last year. The increased net loss in fiscal 2001 is attributable to reduced revenue compared to the same period in the prior year and increased operating costs during the period. The Company completed operating cost reductions in the fourth quarter of 2001 reflected in the decline in expenses from operations to $3,699,000 in the three months ended October 31, 2001 as compared to $5,101,000 in the same period in the prior year.

For the twelve months ended October 31, 2001, Diversinet reported revenue of $1,221,000 compared to revenue of $2,636,000, for the twelve months ended October 31, 2000. The information technology slowdown has resulted in a deferral of purchases by the Company's potential customers throughout the year resulting in reduced revenue compared to the prior year. The Company generated 55% of its revenue from the Asian region, 24% from the United States, and 17% from Canada during the fiscal year 2001.

Research and development expenses increased to $6,907,000 in the twelve months ended October 31, 2001 from $5,888,000 in the twelve months ended October 31, 2000 resulting primarily from wages, occupancy, and travel costs which were higher on average than in the prior year. Research and development expenses declined to $1,319,000 in the three months ended October 31, 2001 from $2,141,000 in the comparable period in the prior year due to the consolidation of personal in the Toronto office. This also resulted in a reduction to travel and occupancy costs from the fourth quarter of 2001.

Sales and marketing expenses were $7,256,000 in the twelve months ended October 31, 2001 compared to $5,435,000 in the twelve months ended October 31, 2000. Sales and marketing expenses in the three months ended October 31, 2001 declined to $672,000 as compared to $1,357,000 in the three months ended October 31, 2000. During the fourth quarter sales and marketing staff in North America were reduced as the Company refocused its efforts in the Hong Kong and European markets where the Company has been achieving success.

General and administrative expenses were $4,029,000 for the twelve months ended October 31, 2001 as compared to $4,185,000 for the twelve months ended October 31, 2000. For the three months ended October 31, 2001, general and administrative expenses were $660,000 compared to $991,000 for the three months ended October 31, 2000. Declining expenses over the year and the fourth quarter are the result of continuing operating cost controls absent the effect of foreign exchange translation.

Depreciation and amortization expense in the twelve months ended October 31, 2001 decreased to $1,888,000 from $2,604,000 in the comparable period in 2000. Depreciation and amortization for the three months ended October 31, 2001 amounted to $319,000 compared to $613,000 in the three months ended October 31, 2000. The Company's deferred development costs are now fully amortized and the reduction in additions to capital assets due to the consolidation of offices has resulted in reduced amortization for both the year and the quarter.

Liquidity and Capital Resources
-------------------------------

Cash and cash equivalents combined with short-term investments amounted to $6,150,000 as at October 31, 2001. Cash resources were $10,031,000 at July 31, 2001 and $23,193,000 at October 31, 2000. Cash utilization for the fourth quarter was $3,882,000, including $494,000 for additions to capital assets. Cash utilization was in accordance with management's expectations. The Company expects that cash requirements for the first quarter of fiscal 2002, excluding capital expenditures, will be approximately 60% of the total amount required in the fourth quarter of fiscal 2001. The Company anticipates the need for future financing to support its continued growth and development, and to successfully implement its business plan.

Risks and Uncertainties
-----------------------
The ability of the Company to continue operations is dependent on the commercialization of its security infrastructure products and the Company's ability to obtain additional financing to fund future operations. In addition there are risks associated with the fact that the Company has limited experience in the wireless internet security software field and the Company is subject to the risks inherent in this business. The Company is dependent on the adoption of transaction-based applications over wireless networks as an accepted method of commerce. Our licensing revenues are dependent on our customers' acceptance and use of our software products and we expect our sales cycle to be lengthy. Due to the early stage in our marketplace, it is difficult to accurately forecast future revenues.